June 29, 2011

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:  Development Capital Group, Inc. (the “Company,” “us” or “our”)
        Amendment 1 to Registration Statement on Form S-1
        File No. 333-174240

Dear Ms. Rizzo:

Please find our responses to the Commission’s Comment Letter dated June 10, 2011.

General
Response to Comment 1
Our financial statements are not yet required to be updated by Rule 8-08 and as such, we have not provided updated financial statements.

Response to Comment 2
We have included an updated accountant’s consent as an exhibit to our S-1 filing.

Response to Comment 3
We have moved the location of our financial statements so they are included in the prospectus and are located just prior to the back cover page of the prospectus and the beginning of Part II of the registration statement.  We have revised the cross-reference in the Financial Statements and Supplemental Data section on page 26 accordingly.

Location at page 26.

Registration Statement Cover Page

Response to Comment 4
We have revised the Registration Statement Cover Page to reflect that the offering is subject to Rule 415 of the Securities Act of 1933 by checking the appropriate box.

Location at page 1.

Response to Comment 5
We have indicated that we are a smaller reporting company by checking the appropriate box.

Location at page 2.

Response to Comment 6
We have revised footnote 1 to the Calculation of Registration Fee table to indicate our reliance upon Rule 457 (a) of the Securities Act of 1933.

Location at page 2.

Response to Comment 7
We have moved the final paragraph on the registration statement cover page to the prospectus cover page.

Location at page 3.

Prospectus Summary, page 4

Our Business, page 4
Response to Comment 8
We have revised the section to provide a more detailed summary of our business and current operations and included the steps we have taken to date regarding our operations.  We have noted in our summary that more detailed information about our business and operations is contained in the Business Section beginning at page 19.

Location at page 4.

Response to Comment 9
We have quantified the portion of time that our officers expect to devote to us on a going forward basis, and disclosed that the amount of time is subject to change.

Location at page 5.

Response to Comment 10
We have revised the risk factor to disclose our monthly “burn rate” and the month our funds will be depleted if we do not receive additional capital.  We have also added a risk factor reflecting that we will require capital to continue operations.  Additionally, we have disclosed the amount of funds we require and our intended uses for those funds over the next twelve months.

Location at page 7.

Description of our Common Stock, page 5
Response to Comment 11
We have revised our disclosure to reflect that our authorized capital stock consists of 490,000,000 shares of common stock and 10,000,000 shares of preferred stock.

Location at page 5 and 14.

Response to Comment 12
We have added a risk factor reflecting that we are dependent on the availability and performance of third party truck operators.

Location at page 8.

Response to Comment 13
We have included a risk factor reflecting the amount of time each of our officers and directors devotes to our business and disclosed the risk to us if our management does not devote 100% of their time to our business.

Location at page 10.

Response to Comment 14
We have included a risk that our officers and directors have no experience managing a public company, which is required to establish and maintain disclosure controls and procedures and internal control over financial reporting, and the risks related thereto.

Location at page 9.

Response to Comment 15
We have revised the disclosure to reflect the risk associated with our issuance of additional shares of common stock.

Location at page 7.

Response to Comment 16
Our officers are not currently receiving any salary compensation. We have disclosed what salary compensation our officers and directors will receive under specified conditions.

Location at page 9.

Response to Comment 17
We have added a risk factor addressing those conflicts of interest that present a material risk to our business.

Location at page 10.

Risks Related to Our Financial Condition and Business Model, page 6

We are an early stage trucking company, page 6

Response to Comment 18
We have corrected the last sentence of this risk factor to eliminate the reference to us being an early stage technology company, and reflected that we are an early stage trucking company.

Location at page 7.

Response to Comment 19
We have revised our disclosure to quantify our expected near term and long term financing requirements necessary to implement our business plan.

Location at page 6.

Response to Comment 20
We have revised our disclosure to quantify the anticipated costs of being a public company and that we may be unable to absorb the costs of being a public company.

Location at page 7.

Should we lose the services of our key executives, page 7
Response to Comment 21
We have revised this risk factor to reflect that we do not have an employment agreement in place with any of our key executives.

Location at page 9.

We will encounter competition from other trucking companies, page_8
Response to Comment 22
We have revised our risk factor and eliminated the reference to the phrase “develop new modalities and processes” since it is a confusing and superfluous disclosure.

Location at page 8.

Although we will be a mandatory reporting company under Section 15(d), page 11
Response to Comment 23
We have revised the date reference in the risk factor heading to reflect March 31, 2012 and revised the date in the Reports to Shareholders section.

Location at page 12.

Note Regarding Forward-Looking Statements, page 12
Response to Comment 24
We have revised the final sentence of the last paragraph to clarify that forward-looking statements made by penny stock issuers are also from the safe harbor.

Location at page 13.

Selling Security Holders, page 14
Response to Comment 25
We have corrected the inconsistencies in the second paragraph and the table in this section with the disclosures in the Recent Sales of Unregistered Securities.  We have also revised the third paragraph of this section to reflect that we are registering 10% of our outstanding common shares.

Location at page 14.

Response to Comment 26
We have revised footnote 5 and the last sentence on page 15 to indicate that Lidiya Tregub is our secretary, treasurer and a director.

Location at page 15.

Plan of Distribution, page 16
Response to Comment 27
We have revised this section to state that the selling security holders may be deemed underwriters.

Location at page 16.

Response to Comment 28
OTCBB Considerations, page 17

We have added balancing language that we will require the assistance of a market maker to apply for quotation and there is no guarantee that a market maker will agree to assist us.  Additionally, we have removed the reference to “piggyback” quotes since it is superfluous disclosure

Location at page 17.

Business, page 19
Our Company, page 19
Response to Comment 29
We have revised our disclosure to provide greater detail of our business.

Location at page 19.

Response to Comment 30
We have removed any reference to our website being currently operational since (as we have now disclosed) we took our website down to redesign it and include additional content.

Location at page 19.

Response to Comment 31
We have revised the section on competitive business conditions and our competitive position within the industry and methods of competition.

Location at page 22.

Response to Comment 32
We have revised this section to include the number of total employees and the number of full-time employees.

Location at page 22.

Our Customers, page 22
Response to Comment 33.
We have revised our disclosure to reflect that we are dependent on our three customers and that we do not expect to be dependent upon one or a few major customers in the future.

Location at page 22.

Response to Comment 34
We have revised the second paragraph to discuss our agreements with customers as opposed to transportation providers and freight brokers.

Location at page 22.

Response to Comment 35
We have revised our disclosure to discuss in greater detail our plans to locate new customers.

Location at page 22.

Our Transportation Provider Network, page 20
Response to Comment 36

We have removed the reference to “network of twenty transportation providers” and disclosed what steps we undertake to assure the quality of our transportation providers.

Location at page 21.

Pricing, page 24
Response to Comment 37
We have revised our disclosure to reflect each type of fee we charge and included how increases in fuel costs are allocated. We also included a discussion of pricing under each of our Material Contracts sections.

Management’s Discussion and Analysis of Financial Condition, page 24
Liquidity, page 25
Response to Comment 38
We have revised our disclosure to reflect our expected near- and long-term financing requirements, which are necessary to implement our business plan.

Location at page 25.

Response to Comment 39
We have reconciled the amount raised in the Recent Sales of Unregistered Securities section on page 33.

Location at page 33.

Plan of Operations, page 25
Response to Comment 40
We have included a more detailed Plan of Operations.

Location at page 25.

Response to Comment 41
We have corrected the inconsistencies concerning the cost of our plan of operations and that our expected cost is $18,000.

Location at pages 21-22.

Directors, Executive Officers, Promoters, and Control Persons, page 27
Response to Comment 42
We have disclosed that our officers are not currently involved in any other business activities but may do so in the future, which may lead to conflicts of interest.  We have also clarified that Viktoriya Korobkin, our Vice President, Chief Financial Officer and Director has employment with another entity, which does not constitute  a business activity that presents a conflict of interest with us because she has no ownership or management in the entity.

Location at page 27.

Code of Ethics, page 29
Response to Comment 43
We have disclosed that we plan to adopt a Code of Ethics at the latest in the future prior to our stock being listed on an exchange that requires us to have a formal Code of Ethics.

Location at page 29.

Executive Compensation, page 30

Summary Compensation Table, page 30
Response to Comment 44

We have added the title and year to the summary compensation table.

Location at page 31.

Response to Comment 45
We have revised the amounts listed in the “Stock Awards” and Total columns on page 31 to reflect the aggregate grant date fair values as computed in accordance with Generally Accepted Accounting Principles and related impact on the Total amount.  In addition, we have included footnote disclosure to the tabular presentation, listing the assumptions used in the determination of fair value.

Location at page 31.

Response to Comment 46
We have corrected the scrivener’s error in footnote 1 to reflect a grant of 4,000,000 shares, not 4,000,0000 shares.

Location at page 31.

Response to Comment 47
We have corrected our disclosure to reflect that we have no agreements with our directors or executive officers.

Location at page 31.

Signatures, page 33
Response to Comment 48

We have revised the second half of our signature page to include the signature of our chief executive officer and chief financial officer.

Financial Statements, page F-1
Statement of Stockholders’ Equity, page F-6

Exhibit 3.2
Response to Comment 49
In response to the staff’s comment, we have revised our financial statements to reflect all issuances of common stock to the founders and to others for services since inception.

Response to Comment 50
We have modified our disclosure to provide that Florida law provides certain indemnification rights for our directors and officers and removed any reference to our bylaws providing such rights.

Location at pages 19 and 27.

Exhibit 5.1
Response to Comment 51 and 52
We have revised the final paragraph of our opinion to consent to being named in the registration statement and modified the opinion to reflect the section “Interests of Named Experts and Counsel” and not “Experts.”

Exhibit 10.1
Response to Comment 53
We have included a Form of Subscription Agreement as Exhibit 10.1.

Exhibit 10
Response to Comment 54
We have included a complete copy of the agreement, which includes the rate schedule as Exhibit 10.3.

Should you have any questions regarding the foregoing, please contact our legal counsel, Brenda Hamilton, at (561) 416-8956.

Sincerely

Andriy Korobkin
Chief Executive Officer